file 82-2783



Formation

SUPPL



06018144

# Formation Receives Second Payment on Sale of Big Creek Tailings Facility

**Vancouver, B.C., October 23, 2006 - Formation Capital Corporation (the "Company", FCO-TSX,)** announced today that it's wholly owned subsidiary Essential Metals Corporation (EMC) has received US $500,000 as the second payment from the sale of its tailings facility to Sterling Mining Company (Sterling) as per the Company's News Release dated October, 04 2006.

Under the terms of the sale Sterling shall pay EMC a total of US $4.5 million cash and convey a certain neighboring 16 acre parcel of land to EMC. Payment terms are as follows: US $100,000 upon agreeing to the terms (paid), US $500,000 on or before October 20, 2006 (paid) and US $3.9 million on or before January 22, 2007.

The tailings facility is only one of the facilities that form a part of EMC's Big Creek Hydrometallurgical Complex. EMC will remain the owner of the Sunshine Precious Metals Refinery, the SXEW copper refinery, the hydrometallurgical plant, the concentrate loading and unloading facility and the associated land package and buildings. The Company has determined that it will not need to use the tailings facility when its hydrometallurgical plant is in operation.

When the transaction is completed in January, 2007 Sterling will own the tailings facility which is expected to augment their plans to re-open the historic Sunshine Silver Mine.

Formation Capital Corporation is a mineral exploration, development and refining company with assets concentrated in the state of Idaho. It owns the Idaho Cobalt Project, a unique high grade primary cobalt deposit in the final feasibility and permitting stage of development.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

***Formation Capital Corporation***

*"Mari-Ann Green"*

Mari-Ann Green
Chairman and C.E.O.



For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2
604-682-6229
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

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